
July 2, 2018

By E-Mail
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

>   **Re: eHi Car Services Limited**
>   **Amended Schedule 13E-3**
>   **Filed on June 20, 2018 by Ctrip Investment Holding Ltd., et. al.**
>   **File No. 005-88413**

Dear Ms. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Amended Schedule 13E-3

1.   We note your response to comment 1 in our letter dated May 17, 2018. We disagree with your analysis and do not believe you have complied with Rule 13e-3 in connection with the indirect purchase of shares by Ocean Imagination from CDH at a time when Ocean Imagination was an affiliate of eHi Car Services.

2.   We note your response to comment 2 in our letter dated May 17, 2018. Please tell us how you intend to comply with the dissemination obligations set out in Rule 13e-3(f) with respect to the ROFO purchases.

Fairness of the Transaction, page 15

3.   We reissue comment 7 from our letter dated May 17, 2018. We note you have not provided disclosure responsive to instruction 2 to Item 1014 of Regulation M-A.

Please direct any questions to me at (202) 551-3619.

> Sincerely,
>
> /s/ Daniel F. Duchovny
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions